VIA EDGAR

December 2, 2015

Ms. Stephanie Sullivan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

RE:	Santander Consumer USA Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
Form 10-Q for the Quarter Ended September 30, 2015
Filed October 29, 2015
File No. 001-36270
Staff Comment Letter Dated November 18, 2015
Request for Extension

Dear Ms. Sullivan:

As discussed during a teleconference with Stephanie Sullivan of your office on December 2, 2015, Santander Consumer USA Holdings Inc. hereby respectfully confirms that it will provide a response to the referenced Staff Comment Letter dated November 18, 2015 on or before December 17, 2015. Please do not hesitate to contact me at (214) 237-3765 if you have any questions.

Very truly yours,

/s/ Jennifer Davis

Jennifer Davis

Interim Chief Financial Officer

Santander Consumer USA Holdings Inc.

cc: Jason A. Kulas, Chief Executive Officer, Santander Consumer USA Holdings Inc.